UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  Schedule TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                            (Amendment No. _______)

                          The Asia Tigers Fund, Inc.
                      (Name of Subject Company (issuer))


                          The Asia Tigers Fund, Inc.
                (Names of Filing Persons (identifying status as
                      offeror, issuer or other person))


                    Common Stock, Par Value $.001 Per Share
                        (Title of Class of Securities)


                                   04516T105
                     (CUSIP Number of Class of Securities)


                      Barbara Pires, Assistant Secretary
                          The Asia Tigers Fund, Inc.
                           CIBC World Markets Corp.
                               622 Third Avenue
                           New York, New York 10017
                                (212) 667-4711
                (Name, address, and telephone numbers of person
              authorized to receive notices and communications on
                           behalf of filing persons)



                                With a copy to:
                            Cynthia G. Cobden, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000

                           Calculation of Filing Fee
==============================================================================
    Transaction valuation*                              Amount of filing fee
------------------------------------------------------------------------------
       Not Applicable                                      Not Applicable
==============================================================================

* Set forth the amount on which the filing fee is calculated and state how it was determined.

  |_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:     ______________________________
       Form or Registration No.:   ______________________________
       Filing Party:    _________________________________________
       Date Filed:      _________________________________________

  |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  |_|  third-party tender offer subject to Rule 14d-1.

  |X|  issuer tender offer subject to Rule 13e-4.

  |_|  going-private transaction subject to Rule 13e-3.

  |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

==============================================================================

Items 1 - 11.

Not applicable.


Items 12.  Materials to be Filed as Exhibits.

Text of Press Release issued by The Asia Tigers Fund, Inc. on November 9, 2001.


           THE ASIA TIGERS FUND, INC. ANNOUNCES TENDER OFFER PROGRAM

     NEW YORK, November 9, 2001 - The Asia Tigers Fund, Inc. (the "Fund")

announced today that the Fund's Board of Directors has approved a tender offer to be conducted during the first quarter of 2002 for up to 25% of the Fund's outstanding shares as of the commencement of the offer as well as a continuation of the Fund's share repurchase program. The Fund also announced the decision by the Board of Directors to conduct two additional cash tender offers if during 13-week measurement periods ending January 31, 2003 and 2004,

shares of the Fund trade on the New York Stock Exchange at an average weekly discount from net asset value greater than 15%. Any such subsequent tender offer would be for at least 10% of the Fund's outstanding shares at the commencement of the offer. All of these tender offers will be for cash at a 5%

discount from the net asset value per share at the termination of the offer.

     The Asia Tigers Fund, Inc. is a closed-end management investment company that seeks long-term capital appreciation by investing primarily in Asian equity securities. The Fund is traded on the New York Stock Exchange under the trading symbol "GRR". Advantage Advisers, Inc., a subsidiary of CIBC World

Markets Corp., serves as Investment Manager to the Fund.

     This announcement is not an offer to purchase nor a solicitation of an offer to sell shares. An offer will be made only by an Offer to Purchase and the related Letter of Transmittal. Offers to Purchase and their related

Letters of Transmittal when available should be read by stockholders because they will contain important information. Stockholders may obtain free of charge, when available, the Offers to Purchase and Letters of Transmittal from the web site of the Securities and Exchange Commission. The Fund will also make available to its stockholders, without charge, the Offers to Purchase and

Letter of Transmittal.

     Periodically updated information on the Fund can be obtained through the

Fund's toll-free phone line at (800) 421-4777. Information provided includes a recorded update reviewing the Fund's top holdings, net asset value,

performance and other information.

     For general information, contact Barbara Pires, 212 667-4711.


Item 13. Information Required by Schedule 13E-3.

Not applicable.